Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-169119
December 1, 2011

INVITATION

Introducing

iPath® S&P 500 Dynamic VIX ETN (Ticker: XVZ)

The newest addition to the iPath® suite of volatility-linked exchange traded notes

Tuesday, December 13, 2011

2:00pm EST

Overview:

Please join us for an overview of the new iPath® S&P 500 Dynamic VIX ETN (“XVZ”).  The XVZ ETN is designed to provide investors with cost-effective exposure to the S&P 500® Dynamic VIX FuturesTM Total Return Index (the “Index”).  The Index is designed to dynamically allocate between the S&P 500® VIX Short-Term Futures™ Index Excess Return and the S&P 500® VIX Mid-Term Futures™ Index Excess Return by monitoring the steepness of the implied volatility curve.

•                            XVZ aims to provide investors with cost-effective exposure to the S&P 500® Dynamic VIX FuturesTM Total Return Index.

•                            The S&P 500® Dynamic VIX FuturesTM Index is designed to offer efficient exposure via a dynamic investment in volatility

•                            The Index uses the volatility term structure ratio to determine whether to be long or short the index components

•                            The S&P 500® Dynamic VIX FuturesTM Index aims to have reduced “roll cost” during normal or low volatility regimes as well as to potentially provide increased exposure to the VIX Index only when volatility is at elevated levels

 XVZ Overview

We hope you will join us for this informative session.

Webinar Information

•                  To join the online meeting, click here

•                  To join audio conference only, please dial +1 212 412 4055 and use Meeting ID 6795

Please confirm your attendance:

An investment in iPath ETNs involves risks, including possible loss of principal.  For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “ETNs”) are unsecured obligations of Barclays Bank PLC and are not secured debt.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the ETNs is not equivalent to investing directly in an index or in any particular index components.  The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your ETNs even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of ETNs). An investment in iPath ETNs may not be suitable for all investors.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.  Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500® Dynamic VIX Futures™ Total Return Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. The market value of the ETNs may be influenced by many unpredictable factors.

The value of the index will depend upon the success of the index in dynamically allocating between the short-term and mid-term volatility components. The allocation of the index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, the index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Because the performance of the index components is linked to the CBOE Volatility Index (the “VIX Index”), the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P.  The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE.  S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE